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                                                         Filed by Motorola, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                         Subject Company: Blue Wave Systems Inc.
                                                    Commission File No.: 0-26858


[On February 21, 2001, Motorola, Inc. announced its proposed acquisition of Blue Wave Systems Inc. The following Q&A was first used on February 21, 2001.]


MOTOROLA Q&A


ACQUISITION/COMPANIES

     1. What are you announcing today?

Motorola is announcing it will acquire Blue Wave Systems Inc., a Carrollton, Texas-based company that is a leader in the development of high-end, digital signal processing (DSP) hardware and software for applications in the telecommunications market. Blue Wave Systems will become a part of Motorola Computer Group, headquartered in Tempe, AZ.

     2. How long has the transaction been developing?

We have been talking for several months about various ways to work together. After many discussions, we realized that the combined technological assets of the two companies would offer our customers the best solutions in the telecommunications market.

     3. Why is Motorola acquiring Blue Wave Systems?

We are acquiring Blue Wave Systems because they offer high-end DSP products for a fast growing market in which customers demand time-to-market advantages and complete computing platform solutions. Blue Wave Systems is a leader in DSP products for the telecommunications infrastructure market, and will enable Motorola Computer Group to deliver platforms for applications like media and access gateways with a greatly reduced time- to-market for our customers.

The core of Blue Wave Systems' telecommunications offering is the FACT-TM-software architecture and accompanying Comstruct hardware. Comstruct provides the latest technology and performance in digital signal processors, and the FACT software architecture allows applications developers to focus on higher-level software constructs, speeding the development time to market.

     4. How much does Motorola anticipate the transaction will bring in terms of increased revenues?

It is our policy not to comment on such matters, however, the demand for media and access gateway solutions which can provide next generation telecommunications services is growing

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dramatically, and this transaction will position us well as a provider of the platforms for these new applications.

     5. When will the transaction be completed?

We currently anticipate the transaction to close during the second quarter of 2001 pending regulatory approvals and the approval of Blue Wave Systems stockholders.

     6. What is the value of this deal?

Motorola will exchange approximately 6.5 million common shares for the fully diluted common shares of Blue Wave, which is expected to have a total value between $135 million and $165 million. Each Blue Wave share will be exchanged for .3947 shares of Motorola common stock, provided that the average closing price for a share of Motorola common stock is less than or equal to $25.38 based on a twenty trading day average. If the average Motorola price per share is greater than $25.38, then the exchange ratio will be determined by dividing $10.02 by the average Motorola price per share as described above. If the average Motorola price per share is less than $20.77, then Blue Wave may exit the transaction unless Motorola agrees to issue additional shares to increase the transaction value to $135 million. Motorola also intends to roll over existing employee stock options into Motorola options based on the final exchange ratio. The merger, which was approved by the boards of both companies, is intended to be a tax-free reorganization. The acquisition will be accounted for as a purchase and is expected to be completed in the second quarter of 2001.

     7. How does this transaction fit in with the rest of Motorola's products and business units?

Motorola Computer Group is a key provider of telecommunications platforms to Motorola and other telecom-equipment manufacturers. We fit as part of Motorola's embedded products, or those that make equipment such as telecom networks work smarter. This transaction benefits Motorola's customers (from equipment makers to end users) by accelerating development time-to-market and by allowing the equipment manufacturers to focus on the key value add they bring to the market, ultimately advancing technology for products and services that reach the consumer.

     8. Did Motorola court other companies in this market?

We did a detailed analysis of the known players in the market and selected Blue Wave Systems because of the rich set of software that is available for the high performance DSP products they offer. Because of our commitment to open computing standards, we will continue to pursue the best technology for our customers through internal development, alliances and other business relationships.

     9. Who else did Motorola consider for this acquisition?

We examined a number of opportunities. As a policy we do not discuss the details of our ongoing business development activities.

     10. Is Motorola actively pursuing other acquisitions and/or investments?

This type of activity is a normal course of our business; however, it is our policy not to comment on these activities.

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     11. Will Blue Wave Systems be folded into Motorola?

Blue Wave Systems will operate as a part of Motorola Computer Group's telecommunications business and will continue to operate out of major facilities in Carrollton, Texas and Loughborough, England.

     12. Will there be a change in management at Blue Wave Systems as a result of this transaction?

We expect that this transaction will create a lot of new and exciting opportunities for both the Blue Wave Systems team and the Motorola team. The details of the new organization will be determined by those teams and will be available by the time the transaction closes.

     13. Will the Blue Wave Systems facilities remain open?

Yes, the facility in Loughborough, England will enable Motorola to increase our European presence, and the facility in Carrollton, Texas is in close proximity to the "Telecom Corridor" in the Dallas metropolitan area.

     14. With other parts of Motorola divesting, how do you justify this acquisition?

Motorola is reshaping its business units for future success. Motorola Computer Group is one of the business segments which is growing rapidly. It is important to provide the necessary resources for the future of this business segment. This acquisition is an element of a strategy which provides value to Motorola stockholders, customers, employees, and the entire company. Motorola Computer Group's business is focused on the telecommunications infrastructure market, which is driven by the industry's exploding need for bandwidth and is growing at a rate of 20% and more per year. Motorola Computer Group is growing with it. In these times, all parts of Motorola are committed to growing revenue and achieving profitability. For our business unit, this acquisition is a key step in meeting these performance goals, because the more we can help our telecom customers get to market faster, the more successful our business is.

     15. Does this acquisition imply that Motorola Computer Group is growing?

As a division, Motorola Computer Group is coming off a year of growth in revenue and profit. The hard work of our employees contributes to this success and we have communicated to them that for now, Motorola Computer Group will continue to hire and retain talented employees as needed to keep up with industry growth and meet our customers' needs.

     16. How much growth has Motorola Computer Group experienced, and what do you foresee for 2001?

Forty percent of Motorola Computer Group's business is in telecommunications. That business has doubled over last year. We are anticipating a very strong 2001.

     17. Will Blue Wave Systems' products compete with any of Motorola Computer Group's existing product?

No, we don't compete now and look forward to a synergistic relationship.

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     18. Blue Wave Systems sells to other wireless telecommunications companies.
         Will this acquisition change those sales relationships?

No, Motorola Computer Group already provides products to nine of the top ten telecom OEMs, which includes Blue Wave Systems' major accounts.

     19. Will the Blue Wave Systems brand name be phased out or integrated as a separate component of existing Motorola branding?

Blue Wave Systems branding will continue to be used and merged with the sub-brands and trademarks used by Motorola Computer Group. The sub-branding conveys the image of building blocks for telecommunications platforms, which is an essential message that we need to carry as we create platform level solutions for our customers. It fits nicely under our concept of Infinite Infrastructure Solutions - flexible computing platforms and the leadership of Motorola that stands behind the equipment.

     20. How do the two companies' business models compare? What are the major similarities and differences?

The companies share a common vision in technology and the evolution of the network. In addition, the companies have both focused on telecommunications infrastructure OEM customers and associated markets.

     21. Are there any mutual customers?

Yes. We provide complementary solutions to the same type of customers, so there is some overlap in customers, but not any duplication of products.

     22. How will this acquisition impact relationships with customers that are common to both Blue Wave Systems and Motorola?

Together, we can help these customers to bring smarter, more complete products to market faster.

     23. How will this acquisition impact Motorola Computer Group's future growth?

We anticipate that acquisition will have a positive impact on our growth. As we have stated before, this allows us to focus on more complete computing platform offerings to the telecommunications market. These technologies complement our existing offerings for these applications. We are building an organization that can support telecom infrastructures for future generations.

     24. What impact will the acquisition have on Motorola's earnings?

Motorola does not expect its acquisition of Blue Wave Systems to adversely affect the operating earnings guidance.

     25. What will the combined economies of scale be for the newly integrated companies?

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Through this acquisition, Blue Wave Systems will have access to a global sales and support organization on an accelerated basis. This access will enable Motorola and Blue Wave Systems to meet customer and market demand across geographic markets. We will help OEMs more rapidly build new applications and new equipment for the networks of tomorrow.

     26. How will this impact the vendor relationships of the two companies?

It's a bit premature to speculate. We both want to ensure that we have the best vendors in place to reach our goals and enable our customers to bring products to market quickly. We don't plan to change anything at this time.

     27. How will this impact the relationships that Blue Wave Systems and Motorola Computer Group have with their respective partners?

Like Motorola, Blue Wave Systems has always had an open platform strategy and we expect those relationships to grow with us. Our focus is to provide the solution that the customer needs. We will use whatever open systems platform components are required to achieve the customer's objectives. We expect to continue to have healthy partnership programs with other companies in the industry.

     28. Are there any of the partnerships Blue Wave Systems has fostered that could represent competitive concerns to Motorola?

No, there is a high degree of commonality in the combined partner list and we really don't forsee any issues in this area.

     29. Sun Microsystems is a major partner of Blue Wave Systems . Will that relationship change?

Motorola Computer Group is already an integration partner of Sun Microsystems. We anticipate that this acquisition will not change the relationship. In fact, the addition of Blue Wave Systems' products will make us a better integrator.

     30. What sort of regulatory approval is needed for this transaction?

This transaction is subject to regulatory approvals and approval of Blue Wave Systems stockholders. We will also be filing a proxy statement/prospectus and related documents with the Securities and Exchange Commission.


INDUSTRY INFORMATION

     1. What is a digital signal processor?


Digital signal processors (DSPs) are specialized processors that are architected specifically to analyze and process media such as audio and video streams.

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     2. How is a digital signal processor used in the telecommunications network?

Digital signal processors (DSPs) provide functions that people use every day when they pick up the phone. DSPs and the appropriate software detect the tones when you dial your phone and they can generate tones and other audio responses. When you reach an automated attendant or a call center, tone detection and voice response are used in menu selection that routes your call to the correct person or information. Automated services, such as on-line banking, use DSPs to read back bank account balances and provide other computer-generated responses. DSPs also can compress the bandwidth needed to carry a voice call or to move media, such as an audio or video stream, by `squeezing' out unused bandwidth before the information goes across the network.

Blue Wave Systems provides products which use DSP chips to create these kind of solutions. A significant part of the implementation of a DSP chip is the creation of the DSP board which is a part of the telecommunications system, and the software which interfaces with the application. Blue Wave Systems provides an excellent portfolio of hardware, software and sub-system products to make this integration and application development easy for customers.

     3. How big is the telecommunications infrastructure market?

Depending on the source, estimates for the telecommunications equipment market vary from $250B U.S. to $350B U.S. in 2001.

     4. What is the anticipated growth rate for this market?

Growth projections for telecommunications equipment range from 20 percent to 30 percent annual growth.

     5. How will this announcement impact the rest of the players in the market?

The telecommunications market is huge and growing rapidly. There is ample room for all the players in the market.

     6. Who are Motorola's competitors in this space, and how will they react?

There are a number of embedded computer manufacturers that Motorola Computer Group competes with in this space, but our largest competition is with the in-house capabilities of the telecom equipment companies. We expect that they will see this as a positive event.

     7. What is DigitalDNA-TM-?

DigitalDNA-TM- is the Motorola brand name for embedded products that make customers' products smarter, simpler and more synchronized. It's who we are and what we do. Today's announcement is a perfect example of Motorola's DigitalDNA-TM- strategy. This acquisition will enable us to offer the integrated telecom platforms needed to make networks smart!

     8. How does Motorola's announcement relate to some of the other industry acquisitions announced recently?

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The telecommunications computing platform space is a rapidly evolving market.
Many of the recent acquisitions have had a specific application within the spectrum of all telecommunications applications. The acquisition of Blue Wave Systems is designed to provide the building blocks and platform level solutions that telecommunications infrastructure OEMs and application developers need to roll out new network functionality without regard to a single specific application.



TECHNOLOGY/PRODUCT INFORMATION

     1. How will Motorola use the Blue Wave Systems technology and products?

Blue Wave Systems is already strongly positioned as a leader in DSP sub-system technology. Motorola Computer Group offers a range of carrier-class telecom platforms, many of which are used in applications, which also require DSP functions. By combining these technologies, we are able to offer carrier-class telecom platforms with DSP functions already integrated at the hardware and software level. Our strategy is to offer more highly integrated platforms, which help customers cut their product development time and get to market faster. This will be complemented by the breadth and depth of resources Motorola brings to their business strategy.

     2. Is there overlap between the two companies' offerings?

No. Our two companies offer complementary solutions that target similar applications and customers. The synergies between the two companies and their market strategies ensure customers will be able to take advantage of more complete solutions and bring their products to market more quickly and cost effectively.

     3. How will this acquisition impact Motorola Computer Group's positioning?

Motorola Computer Group has been a leader in embedded computing technology for more than a decade. With this acquisition, Motorola Computer Group and Blue Wave Systems have the opportunity to take our combined leadership in technology, products, and customer service to global markets.

     4. Can you provide details on how you will promote or leverage one brand using the combined strength and intellectual property of the integrated companies?

We're focusing our efforts on closing this acquisition as soon as possible. Once we get closer to that we'll have more information on marketing programs.

     5. Have Motorola Computer Group and Blue Wave Systems competed against each other in the market?

No. Blue Wave Systems and Motorola offer complementary solutions and already work effectively together as industry partners. That's one of the reasons we believe this acquisition will be so successful. Together we offer our customers more.

     6. Will the manufacturing processes of the two organizations be integrated?

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We have no immediate plans to change the manufacturing processes or to change any part of the supply chain. We will review capabilities, capacity and growth plans to determine if any changes or additions need to be made in the longer term to support the growth we expect from these markets.

     7. How do Blue Wave Systems solutions compare to other DSP solutions?

One of Blue Wave Systems key offerings is the FACT software architecture, which allows applications to be developed using higher-level software constructs than would otherwise be possible. This key enabler allows customers to develop applications more rapidly and to upgrade existing applications to newer generations of DSP architectures without significant software development effort.

     8. After the acquisition is complete, will Motorola devices begin to be used in Blue Wave Systems' products?

Blue Wave Systems has enjoyed a close relationship with Texas Instruments and has focused Blue Wave product technology and software on the TI suite of DSPs. Customers need a complete solution that includes software with common application-level interfaces for development of telecommunications equipment. We expect Blue Wave Systems to continue their current business model of developing software based on TI's DSPs. Customers and market requirements will ultimately determine how we satisfy DSP needs. Our commitment is to provide telecommunications application enabling software for customers with digital signal processing applications.

     9. Does this acquisition indicate a preference for Texas Instruments DSPs?

This acquisition enhances Motorola Computer Group's ability to offer complete platform level solutions. Our interest in Blue Wave Systems Inc. is for their software skills and their DSP application expertise, not the specific DSP chip in use in their solutions.

     10. Will the Blue Wave Systems products be available through Motorola Computer Group's direct and distribution channels?

We haven't worked out all of the details, but our goal is to make the products of both companies available through the combined sales teams as quickly as possible. We are planning both direct and indirect channels for these products.



EMPLOYEES

     1. How many employees does Motorola have?

Motorola has more than 140,000 employees worldwide. Motorola Computer Group has about 2,500 employees worldwide.

     2. How many employees does Blue Wave Systems have?

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Blue Wave Systems has approximately 130 employees in two major locations in
Texas and England.

     3. Is there a plan to relocate the Blue Wave Systems team to Motorola Computer Group headquarters in Tempe, Arizona?

No, we see this as an opportunity to establish a stronger presence for Motorola Computer Group in both Texas and England.

     4. Will Motorola relocate any teams to Carrollton or to Loughborough?

At present, we have not completed integration plans and can't comment specifically on this point. However, we anticipate that this acquisition will create a host of new opportunities and career paths for current Motorola Computer Group employees and for the new Blue Wave Systems employees that will be joining Motorola.

     5. What kind of job overlap will result for both companies?

We've just started organizational planning, so any speculation at this point would be premature. The strategy for this transaction is to augment Motorola Computer Group's top line sales growth, so we have focused more on revenue growth than on operational economies. It's high on our priority list to utilize all resources to help Motorola Computer Group continue to achieve its growth objectives.

     6. How will employee benefits, such as pension, stock options and 401k, be impacted?

We are just beginning a detailed comparison of benefits, so we are not in a position to address detailed comparisons at this point. We do expect that Blue Wave Systems employees will have comparable or enhanced benefits as a result of this combination.

     7. Will there be any manufacturing realignments?

Our initial position will be to continue manufacturing operations as they are today. As we move forward, the combined organization has the challenge of fulfilling our mutual growth strategy, and manufacturing expertise will be key to delivering on that strategy.

     8. What kind of Motorola presence already exists in England and Texas?

Motorola has both sales and manufacturing facilities in the Dallas metropolitan area. Motorola employs over 10,000 people in design, manufacturing, sales and marketing roles across the United Kingdom.

     9. Why is Motorola acquiring a company after recently announcing divestures of factories in Europe?

As market demands change, Motorola must position our businesses to be successful and to generate the kind of growth that our shareholders expect. The Motorola Computer Group is


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growing rapidly and needs the capabilities and competencies of a company like
Blue Wave Systems to achieve the strategic objectives for the business.

BLUE WAVE SYSTEMS INC. Q&A DOCUMENT

     1. Who are Blue Wave Systems' Inc. customers?

Blue Wave Systems has many telecommunications equipment customers committed to the FACT and Comstruct telecommunications platforms. It's our policy to respect the confidentiality of our customer relationships until products are developed and publicly announced.

     2. Will Blue Wave Systems' product strategy change?

Blue Wave Systems is in the process of rolling out high performance DSP products that can solve the needs of the telecom OEMs for the next generation networks. This transaction will build value for our customers as we provide a more complete telecommunications platform for a range of new telecommunications applications.

Business Risks:

THIS DOCUMENT CONTAINS CERTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. THESE STATEMENTS ARE BASED ON MANAGEMENTS' CURRENT EXPECTATIONS AND INVOLVE RISKS AND UNCERTAINTIES. THE FACTORS BELOW ARE AMONG SOME OF THE FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE EXPECTATIONS DESCRIBED IN THE FORWARD-LOOKING
STATEMENTS: THE FAILURE OF THE MERGER TO BE CONSUMMATED IN A TIMELY MANNER OR AT ALL; THE ABILITY OF THE COMPANIES TO SUCCESSFULLY INTEGRATE BLUE WAVE SYSTEM'S BUSINESS AND CAPITALIZE ON THE COMBINED TECHNOLOGIES; THE FUTURE EVOLUTION OF THE DIGITAL SIGNAL PROCESSOR MARKET AND RELATED TECHNOLOGY; AND THOSE FACTORS IN THE COMPANIES' FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING MOTOROLA'S PROPOSED ACQUISITION OF BLUE WAVE SYSTEMS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT/PROSPECTUS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS SECURITY HOLDERS MAY RECEIVE A FREE COPY OF THE PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER RELATED DOCUMENTS FILED BY MOTOROLA AND BLUE WAVE SYSTEMS AT THE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, COPIES OF DOCUMENTS FILED WITH THE COMMISSION BY MOTOROLA AND BLUE WAVE SYSTEMS CAN BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO MOTOROLA INVESTOR RELATIONS AT 1303 EAST ALGONQUIN ROAD, SCHAUMBURG, ILLINOIS 60196, TELEPHONE (800) 262-8509, OR TO BLUE WAVE SYSTEMS AT 972-277-4600.